Exhibit 99.3

VCI GLOBAL LIMITED

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed financial information presents the financial information of VCI Global Limited (the “Company”), after disposition of Credilab Sdn. Bhd. (“Credilab”) and V Capital Consulting Group (“VCCG”) (the “Disposed Group”). The pro forma condensed financial information has been prepared to give effect to the disposition of the Disposed Group by excluding their respective financial information as if the disposition had occurred on December 31, 2024. The unaudited pro forma condensed financial information should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed financial information has been prepared in accordance with Article 11 of Regulation S-X. The Disposed Group had been the wholly owned subsidiaries of the Company since their incorporation prior to the disposition. Accordingly, all intercompany balances and transactions between the Company and the Disposed Group that were previously eliminated have been reversed, as the Disposed Group are presented as if they were not part of the Company.

The unaudited pro forma condensed statement of financial position as of December 31, 2024 has been prepared based on the historical audited consolidated statement of financial position of the Company as of December 31, 2024 excluding the historical audited statement of financial position of VCCG and unaudited statement of financial position of Credilab as of December 31, 2024, giving effect to the disposition of the Disposed Group as if it had been consummated as at the balance sheet date.

The unaudited pro forma condensed statement of profit or loss and comprehensive income for the year ended December 31, 2024 has been prepared based on the historical audited consolidated statement of profit or loss and comprehensive income of the Company for the year ended December 31, 2024 excluding the historical audited consolidated statement of profit or loss and other comprehensive income of VCCG and unaudited statement of profit or loss and other comprehensive income of Credilab for the year ended December 31, 2024, giving effect to the disposition of the Disposed Group as if it had been consummated on January 1, 2024.

The unaudited pro forma condensed statement of financial position was derived from and should be read in conjunction with the following historical financial statements:

●	the Company’s audited consolidated statement of financial position as of December 31, 2024, in the Form 20-F filed with the SEC on May 13, 2025.

●	VCCG’s audited consolidated statement of financial position as of December 31, 2024, in the Form F-1 filed with the SEC on March 31, 2026.

The unaudited pro forma condensed statement of profit or loss and other comprehensive income for the year ended December 31, 2024, has been prepared using the following:

●	the Company’s audited consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024, in the Form 20-F filed with the SEC on May 13, 2025.

●	VCCG’s audited consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024, in the Form F-1 filed with the SEC on March 31, 2026.

The unaudited pro forma condensed financial information should be read in conjunction with the Company’s and VCCG’s financial statements and related notes.

Description of the Disposition of the Disposed Group and Carve-Out Arrangement

On December 15, 2025, the Company entered into an Agreement for Sale and Purchase with VHKL Private Capital Limited and management of VCCG (collectively, the “Purchasers”), pursuant to which the Purchasers agreed to purchase and the Company agreed to sell the shares representing all of the issued and outstanding capital of VCCG from VCI Global Limited to Purchaser, at a total purchase price of US$33,975,000, in cash or shares. The disposition was completed on December 29, 2025.

On December 31, 2025, the Company entered into an Agreement for Sale and Purchase with VHKL Private Capital Limited and Quanstar Capital Partners LLC (collectively, the “Purchasers”), pursuant to which the Purchasers agreed to purchase, and the Company agreed to sell the shares representing all the issued and outstanding capital of Credilab from VCI Global Limited to Purchasers, at a total purchase price of USD30,618,000 and USD13,122,000, in cash. The disposition was completed on December 31, 2025.

Accounting for the Disposition of the Disposed Group and Carve-Out Arrangement

The disposition of the Disposed Group has been accounted for as a loss of control transaction in accordance with IFRS 10 Consolidated Financial Statements. The pro forma adjustments reflect the disposition of the Disposed Group as if it had been completed on the balance sheet date. Upon disposal of the Disposed Group, the Company derecognizes:

●	the assets and liabilities of the Disposed Group at their carrying amounts at the date of disposal;

●	any non-controlling interest in the Disposed Group; and

●	any related components of equity, including foreign currency translation reserves, attributable to the Disposed Group.

The consideration received from the disposal of the Disposed Group comprises:

●	the fair value of cash or other assets received;

●	the fair value of any retained interest in the Disposed Group, if applicable; and

●	the fair value of any contingent consideration arrangement.

The gain or loss on disposal is calculated as the difference between:

●	the aggregate of the consideration received, the fair value of any retained interest, and the carrying amount of any non-controlling interest; and

●	the carrying amount of the net assets of the Disposed Group disposed of.

Any resulting gain or loss is recognized in profit or loss.

In preparing the unaudited pro forma condensed financial information, the effects of the disposition of the Disposed Group are reflected as if the transaction had occurred on the balance sheet date, with the removal of the assets and liabilities of the Disposed Group and the recognition of the resulting gain or loss on disposal in the profit or loss.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma impact to the disposition of the Disposed Group, are factually supportable, and as it relates to the unaudited pro forma condensed statement of comprehensive loss, are expected to have a continuing impact on the results of the Company. The adjustments presented on the unaudited pro forma condensed financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the Company upon consummation of the disposition of the Disposed Group.

The unaudited pro forma condensed financial information is for illustrative purposes only and does not purport to represent what the actual financial position or results of operations of the Company had the disposal occurred on the dates assumed, nor does it purport to project the future financial position or results of operations of the Company following the disposal. Accordingly, undue reliance should not be placed on the unaudited pro forma condensed financial information.

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024

		Audited
	Note	VCI Global Limited (A)	Audited VCCG (B)	Unaudited Credilab (C)	Total Disposal (D)	Pro Forma Adjustments		Unaudited Pro Forma	Unaudited Pro Forma
		RM	RM	RM	RM	RM		RM	USD
ASSETS

Non-current assets
Financial assets measured at fair value through other comprehensive income		127,618,662	11,582,806	68,649,614	(80,232,420)	-		47,386,242	10,600,000
Property and equipment		2,561,914	17,505	-	(17,505)	-		2,544,409	569,168
Right-of-use assets		539,443	-	-	-	-		539,443	120,670
Intangible assets		32,583,106	-	-	-	-		32,583,106	7,288,633
Loan receivables		29,336,072	-	29,336,072	(29,336,072)	-		-	-
Total non-current assets		192,639,197	11,600,311	97,985,686	(109,585,997)	-		83,053,200	18,578,471

Current assets
Trade and other receivables		134,153,017	35,348,847	8,328,235	(43,677,082)	511,475,390	(E)	601,951,325	134,652,677
							(F)
							(G)
							(H)
Loan receivables		45,971,489	-	45,971,489	(45,971,489)	-		-	-
Tax recoverable		330,702	-	151,176	(151,176)	-		179,526	40,159
Cash and bank balances		36,214,258	5,294,013	2,823,458	(8,117,471)	-		28,096,787	6,285,072
Total current assets		216,669,466	40,642,860	57,274,358	(97,917,218)	511,475,390		630,227,638	140,977,908

Total assets		409,308,663	52,243,171	155,260,044	(207,503,215)	511,475,390		713,280,838	159,556,379

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables		19,737,412	3,689,380	9,822,057	(13,511,437)	-		6,225,975	1,392,711
Warrant liabilities		148,887	-	-	-	-		148,887	33,305
Lease liabilities		368,501	-	-	-	-		368,501	82,431
Bank and other borrowings		717,300	-	-	-	-		717,300	160,455
Amount due to related parties		2,177,580	18,508,699	145,549,555	(164,058,254)	164,058,254	(G)	2,177,580	487,111
							(H)
Total current liabilities		23,149,680	22,198,079	155,371,612	(177,569,691)	164,058,254		9,638,243	2,156,013

Non-current liabilities
Lease liabilities		167,879	-	-	-	-		167,879	37,554
Bank and other borrowings		98,059	-	-	-	-		98,059	21,935
Total non-current liabilities		265,938	-	-	-	-		265,938	59,489

Total liabilities		23,415,618	22,198,079	155,371,612	(177,569,691)	164,058,254		9,904,181	2,215,502

Capital and reserves
Share capital		341,516,993	9,189,155	2,000,000	(11,189,155)	11,189,155	(I)	341,516,993	76,395,176
							(J)
Capital reserve		6,532,560	-	-	-	-		6,532,560	1,461,292
Fair value reserve		(2,148,458)	(1,828,394)	-	1,828,394	-		(320,064)	(71,596)
Translation reserve		(4,387,851)	(702,322)	-	702,322	-		(3,685,529)	(824,429)
Retained earnings		44,385,412	23,386,653	(2,318,558)	(21,068,095)	336,227,981	(I)	359,545,298	80,427,991
							(J)
							(K)
							(L)
Attributable to equity owners of the Company		385,898,656	30,045,092	(318,558)	(29,726,534)	347,417,136		703,589,258	157,388,434
Non-controlling interests		(5,611)	-	206,990	(206,990)	-		(212,601)	(47,557)
Total equity		385,893,045	30,045,092	(111,568)	(29,933,524)	347,417,136		703,376,657	157,340,877

Total liabilities and equity		409,308,663	52,243,171	155,260,044	(207,503,215)	511,475,390		713,280,838	159,556,379

(A)	Derived from the Company’s audited consolidated statement of financial position as of December 31, 2024.

(B)	Derived from VCCG’s audited consolidated statement of financial position as of December 31, 2024.

(C)	Derived from Credilab’s unaudited statement of financial position as of December 31, 2024, as included in the Company’s audited consolidated statement of financial position as of the same date.

(D)	Represented the combination of VCCG’s audited consolidated statement of financial position and Credilab’s unaudited statement of financial position as of December 31, 2024, which are deducted from the Company’s audited consolidated statement of financial position as of the same date to derive the Company’s unaudited pro forma condensed statement of financial position.

(E)	Represented consideration receivable from the disposition of VCCG.

(F)	Represented consideration receivable from the disposition of Credilab.

(G)	Represented the reversal of intercompany balances due from VCCG arising from trade transactions (total RM511,187), advances and payments on behalf, that were previously eliminated in the Company’s audited consolidated statement of financial position as of December 31, 2024, as VCCG is presented as if it were not part of the Company.

(H)	Represented the reversal intercompany balances due from Credilab arising from trade transactions (total RM905,512), advances and payments on behalf, that were previously eliminated in the Company’s audited consolidated statement of financial position as of December 31, 2024, as Credilab is presented as if it were not part of the Company.

(I)	Represented the adjustments of net assets of VCCG from the disposition of VCCG.

(J)	Represented the adjustments of net assets of Credilab from the disposition of VCCG.

(K)	Represented the gain on disposal of VCCG from the disposition of VCCG.

(L)	Represented the gain on disposal of Credilab from the disposition of Credilab.

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR ENDED DECEMBER 31, 2024

	Note	Audited VCI Global Limited (A)	Audited VCCG (B)	Unaudited Credilab (C)	Total Disposal (D)	Pro Forma Adjustments		Unaudited Pro Forma	Unaudited Pro Forma
		RM	RM	RM	RM	RM		RM	USD

Revenue		124,388,391	65,170,911	14,460,681	(79,631,592)	14,812,027	(E)	59,568,826	13,325,167
Revenue - related party
Total revenue		124,388,391	65,170,911	14,460,681	(79,631,592)	14,812,027		59,568,826	13,325,167

Other income		1,080,007	62,131	31,932	(94,063)	317,592,425	(F)	318,578,369	71,263,951
							(G)
							(I)

Cost of services		(22,120,403)	(12,832,821)	(11,911,688)	24,744,509	(14,812,027	)(H)	(12,187,921)	(2,726,360)

Depreciation of property and equipment and right-of-use assets		(1,064,216)	(3,386)	-	3,386	-		(1,060,830)	(237,301)

Amortization of intangible assets		(929,796)	-	-	-	-		(929,796)	(207,989)

Directors’ fees		(15,011,567)	(4,644,017)	-	4,644,017	-		(10,367,550)	(2,319,155)

Employee benefit expense		(15,438,102)	(5,408,999)	(5,937)	5,414,936	-		(10,023,166)	(2,242,118)

Provision for allowance for expected credit losses on trade and other receivables		(4,109,508)	(2,608,601)	(248,935)	2,857,536	-		(1,251,972)	(280,058)

Provision for allowance for expected credit losses on loan receivables		(238,056)	-	(238,056)	238,056	-		-	-

Rental expenses		(449,408)	(503,894)	(9,600)	513,494	(108,813	)(I)	(44,727)	(10,005)

Legal and professional fees		(11,660,849)	(886,507)	(1,986,895)	2,873,402	-		(8,787,447)	(1,965,696)

Finance cost		(589,699)	-	-	-	-		(589,699)	(131,912)

Other operating expenses		(19,500,684)	(1,812,911)	(213,736)	2,026,647	-		(17,474,037)	(3,908,833)

Profit (Loss) before income tax		34,356,110	36,531,906	(122,234)	(36,409,672)	317,483,612		315,430,050	70,559,691

Income tax expense		(484,662)	-	-	-	-		(484,662)	(108,416)

Profit (Loss) for the year		33,871,448	36,531,906	(122,234)	(36,409,672)	317,483,612		314,945,388	70,451,275

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Fair value adjustment on financial assets, at fair value through other comprehensive income		(45,581,548)	(39,953,182)	(1,200)	39,954,382	-		(5,627,166)	(1,258,761)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(7,084,186)	-	-	-	-		(7,084,186)	(1,584,687)
Other comprehensive income (loss)		(52,665,734)	(39,953,182)	(1,200)	39,954,382	-		(12,711,352)	(2,843,448)

Total comprehensive income (loss) for the year		(18,794,286)	(3,421,276)	(123,434)	3,544,710	317,483,612		302,234,036	67,607,827

Profit attributable to:
Equity owners of the Company		35,200,839	36,531,906	(329,224)	(36,202,682)	317,483,612		316,481,769	70,794,955
Non-controlling interests		(1,329,391)	-	206,990	(206,990)	-		(1,536,381)	(343,679)
Total		33,871,448	36,531,906	(122,234)	(36,409,672)	317,483,612		314,945,388	70,451,276

Total comprehensive income (loss) attributable to:
Equity owners of the Company		(17,464,895)	(3,421,276)	(330,424)	3,751,700	317,483,612		303,770,417	67,951,506
Non-controlling interests		(1,329,391)	-	206,990	(206,990)	-		(1,536,381)	(343,679)
Total		(18,794,286)	(3,421,276)	(123,434)	3,544,710	317,483,612		302,234,036	67,607,827

(A)	Derived from the Company’s audited consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024.

(B)	Derived from VCCG’s audited consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024.

(C)	Derived from Credilab’s unaudited statement of profit or loss and other comprehensive income for the year ended December 31, 2024, as included in the Company’s audited consolidated statement of profit or loss and other comprehensive income for the year then ended.

(D)	Represented the combination of VCCG’s audited statement of profit or loss and other comprehensive income and Credilab’s unaudited statement of profit or loss and other comprehensive income for the year ended December 31, 2024, which are deducted from the Company’s audited statement of profit or loss and other comprehensive income for the year ended to derive the Company’s unaudited pro forma condensed statement of profit or loss and other comprehensive income.

(E)	Represented the management fees charged by the Company to the Disposed Group, that were previously eliminated in the Company’s audited consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024, are now presented as the Company’s revenue, as the Disposed Group is presented as if it were not part of the Company.

(F)	Represented the gain on disposal of VCCG from the disposition of VCCG.

(G)	Represented the gain on disposal of Credilab from the disposition of Credilab.

(H)	Represented the adjustments of expenses of the Disposed Group, that were previously eliminated in the Company’s audited consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024.

(I)	Represented the reclassification of rental income to other income to conform with the Company’s presentation.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	Consideration and Disposal Price

Consideration and Disposal Price of Credilab Sdn. Bhd.(“Credilab”) and V Capital Consulting Group (“VCCG”).

Prior to the disposition of the Disposed Group, the Company held 21,000,000 Class A shares and 3,000,000 Class B shares of VCCG and 156,467,795 Class A shares and 5,000,000 Class B shares of Credilab [through Credilab Technology Sdn Bhd]. Accordingly, the Company had an effective 100% ownership interest of VCCG and Credilab. On December 29, 2025, the Company completed the disposal of 100% of the issued and outstanding shares of VCCG for a total consideration of US$33,975,000 (approximately to RM137,885,552). On December 31, 2025, the Company completed the disposal US$43,740,000 (approximately to RM177,516,234) of Credilab. Following the completion of the disposition of the Disposed Group, VCCG and Credilab ceased to be wholly owned subsidiaries of the Company.

The following table presents the calculation of gain on disposal of VCCG and Credilab:

	VCCG	Credilab
	RM	RM

Sales consideration	151,881,840	195,535,296
Share capital	(9,189,155)	(2,000,000)
Total reserves as at disposal date	(20,855,938)	2,111,569
Gain on disposal	121,836,747	197,646,865

2.	Presentation Currency

The audited consolidated financial statements of VCCG filed with the SEC are presented in United States Dollar (“USD”). For the purpose of the unaudited pro forma condensed financial statements, VCCG’s financial information has been translated into Ringgit Malaysia (“RM”) to align with the presentation currency of the Company. The exchange rates applied in the preparation of the unaudited pro forma condensed financial information are in accordance with the relevant accounting standards. The following exchange rates have been used for translation purposes:

RM to USD at year-end rate	4.4704
RM to USD at average rate	4.5606

3.	Treatment of Intercompany Balances and Subsidiaries

In preparing the unaudited pro forma condensed financial information, management has assumed that the Disposed Group were no longer subsidiaries of the Company throughout the financial year ended 2024. Accordingly, all intercompany balances and transactions between the Company and the Disposed Group that were previously eliminated have been reversed, as the Disposed Group are presented as if they were not part of the Company. The financial results, assets, and liabilities of the Disposed Group have therefore been excluded from the unaudited pro forma condensed financial information for the year ended 2024.

4.	Comparative Historical and Unaudited Pro Forma Per Share Financial Information

The following table sets forth summary historical comparative share information for the Company and the unaudited pro forma per share information of giving effect to the disposition of the Disposed Group and the other transactions contemplated by the relevant disposal agreements presented under ordinary shares outstanding as at the closing date.

The net earnings per share is calculated using the historical weighted average shares outstanding, giving retroactive effect to the 1 to 49 reverse share split effected on November 5, 2024 and 1 to 20 reverse share split effected on April 3, 2025.

This information is only a summary and be read in conjunction with the historical financial statements of the Company and related notes that are included elsewhere in this Report. The unaudited pro forma per share information of the Company is derived from, and should be read in conjunction with, the unaudited pro forma condensed financial statements and related notes included elsewhere in this Report.

The unaudited pro forma earnings per share information below does not purport to represent the earnings per share which would have occurred had the had the disposal occurred on the dates assumed, nor earnings per share for any future date or period. The unaudited pro forma per share information below does not purport to represent what the value of the Company would have been had the had the disposal occurred on the dates assumed.

	VCI Global Limited	Pro Forma
	RM	RM

Profit for the year	35,200,839	314,945,388
Weighted average number of ordinary shares used in computing earnings – basic and diluted as at December 31, 2024	143,850	143,850
Earnings per share – basic and diluted	244.71	420.38